Exhibit 99.1

RADCOM Reports Second Quarter 2017 Financial Results

Q2 Revenues up 24% Year-Over-Year to $8.9 million
Cash and Cash Equivalents of $36.2 million and No Debt as of June 30, 2017

TEL-AVIV, Israel – August 7, 2017-- RADCOM Ltd. (NASDAQ: RDCM) today reported its financial results for the second quarter ended June 30, 2017.

“Our strong second quarter results were driven by our relationship with AT&T, an expansion of our relationship with one of our strategic accounts in APAC, as well as ongoing momentum with other Tier 1 service providers globally,” commented Mr. Yaron Ravkaie, RADCOM’s CEO.  “During the quarter, we finalized an NFV trial with a top-tier service provider, which we expect to result in a new NFV project for the company.  Given the ongoing momentum, we are reiterating our 2017 revenue guidance of $36-$39 million.”

Second Quarter 2017 Financial Highlights
•	Revenues: Total revenues for the second quarter were $8.9 million, up 24% compared to $7.2 million in the second quarter of 2016.

•
Net Income/(Loss): GAAP net loss for the period was $(0.2) million, or a loss of $(0.02) per diluted share, compared to net income of $1.7 million, or $0.17 per diluted share for the second quarter of 2016.

•	Non-GAAP Net Income: Non-GAAP net income for the period was $0.4 million, or $0.03 per diluted share, compared to net income of $2.0 million, or $0.20 per diluted share for the second quarter of 2016.

Both GAAP and non-GAAP results for the second quarter of 2017 included a $312,000, or $0.03 per diluted share, benefit related to grants from the Israel Innovation Authority (formerly Office of the Chief Scientist) compared to $756,000, or $0.07 per diluted share, in the second quarter of 2016.

•	Balance sheet: As of June 30, 2017, the Company had cash and cash equivalents of $36.2 million and no debt.

Earnings Conference Call
 RADCOM's management will hold an interactive conference call today at 8:00 AM Eastern Time (15:00 Israel Time) to discuss the results and to answer participants' questions. To join the call, please call one of the following numbers approximately five minutes before the call is scheduled to begin:

From the US (toll-free): + 1-888-668-9141

From other locations: +972-3-918-0610

For those unable to listen to the call at the time, a replay will be available from August 8th on RADCOM's website.

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About RADCOM
RADCOM (NASDAQ: RDCM) is a first-mover and leading provider of NFV-ready service assurance and customer experience management solutions for Communications Service Providers (CSPs). RADCOM’s software - MaveriQ - continuously monitors network performance and quality of services, to optimize user experience for CSPs’ subscribers. RADCOM specializes in solutions for next-generation mobile and fixed networks, including LTE, VoLTE, IMS and others. MaveriQ enables CSPs to smoothly migrate their networks to NFV by assuring physical, NFV-based and hybrid networks. For more information, please visit www.radcom.com.

Non-GAAP Information
Certain non-GAAP financial measures are included in this press release. These non-GAAP financial measures are provided to enhance the reader's overall understanding of the Company’s financial performance. By excluding non-cash stock-based compensation that has been expensed in accordance with ASC Topic 718, the Company’s non-GAAP results provide information to both management and investors that is useful in assessing the Company’s core operating performance and in evaluating and comparing the Company’s results of operations on a consistent basis from period to period. These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods. The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with GAAP.

 Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “'believe”, "may", "might", "predict", "potential", "anticipate", "plan" or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, when the Company discusses its revenue guidance for 2017 and expected new projects for the Company it is using foward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the U.S. Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

RADCOM Ltd. Consolidated Statement of Operations
(thousands of U.S. dollars, except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues	$8,917	$7,200	$16,957	$13,747
Cost of revenues	2,643	2,136	4,665	3,829
Gross profit	6,274	5,064	12,292	9,918
Research and development, gross	2,739	1,632	5,227	3,468
Less - royalty-bearing participation	312	756	312	756
Research and development, net	2,427	876	4,915	2,712
Sales and marketing, net	2,989	1,732	5,886	3,259
General and administrative	1,098	1,156	2,158	2,027
Total operating expenses	6,514	3,764	12,959	7,998
Operating (loss) income	(240)	1,300	(667)	1,920
Financial income, net	41	447	150	736

(Loss) income before taxes	(199)	1,747	(517)	2,656
Taxes	(5)	-	(23)	(6)

Net (loss) income	$(204)	$1,747	$(540)	$2,650

Basic net (loss) income per ordinary share	$(0.02)	$0.18	$(0.05)	$0.28
Diluted net (loss) income per ordinary share	$(0.02)	$0.17	$(0.05)	$0.27
Weighted average number of ordinary shares used in computing basic net (loss) income per ordinary share	11,695,750	9,875,268	11,673,240	9,322,930
Weighted average number of ordinary shares used in computing diluted net (loss) income per ordinary share	11,695,750	10,117,835	11,673,240	9,733,037

RADCOM LTD.
Reconciliation of GAAP to Non-GAAP Financial Information
(thousands of U.S. dollars, except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
GAAP gross profit	6,274	5,064	12,292	9,918
Stock-based compensation	20	27	67	42
Non-GAAP gross profit	6,294	5,091	12,359	9,960

GAAP Research and development, net	2,427	876	4,915	2,712
Stock-based compensation	133	69	242	239
Non-GAAP Research and development, net	2,294	807	4,673	2,473

GAAP sales and marketing, net	2,989	1,732	5,886	3,259
Stock-based compensation	144	31	272	51
Non-GAAP sales and marketing, net	2,845	1,701	5,614	3,208

GAAP general and administrative	1,098	1,156	2,158	2,027
Stock-based compensation	323	123	659	355
Non-GAAP general and administrative	775	1,033	1,499	1,672

GAAP total operating expenses	6,514	3,764	12,959	7,998
Stock-based compensation	600	223	1,173	645
Non-GAAP total operating expenses	5,914	3,541	11,786	7,353

GAAP operating (loss) income	(240)	1,300	(667)	1,920
Stock-based compensation	620	250	1,240	687
Non-GAAP operating income	380	1,550	573	2,607

GAAP (loss) income before taxes	(199)	1,747	(517)	2,656
Stock-based compensation	620	250	1,240	687
Non-GAAP income before taxes	421	1,997	723	3,343

GAAP net (loss) income	(204)	1,747	(540)	2,650
Stock-based compensation	620	250	1,240	687
Non-GAAP net income	416	1,997	700	3,337

GAAP Net (loss) income per diluted share	(0.02)	0.17	(0.05)	0.27
Stock-based compensation	0.05	0.03	0.11	0.07
Non-GAAP Net income per diluted share	0.03	0.20	0.06	0.34

Weighted average number of shares used to compute diluted net income per share	12,032,429	10,117,835	11,992,539	9,733,037

RADCOM Ltd. Consolidated Balance Sheets (thousands of U.S. dollars)

	As of	As of
	June 30, 2017	December 31, 2016
	(unaudited)
Current Assets
Cash and cash equivalents	36,164	42,886
Restricted bank deposits	36	32
Trade receivables, net	10,674	4,388
Inventories	468	623
Other receivables	1,429	1,960

Total Current Assets	48,771	49,889

Severance pay fund	3,077	2,788

Other long-term receivables	361	375

Property and equipment, net	1,697	1,516

Total Assets	53,906	54,568

Liabilities and Shareholders' Equity
Current Liabilities
Trade payables	2,008	2,820
Deferred revenue and advances from customers	805	2,593
Employee and payroll accruals	3,515	3,541
Other payables and accrued expenses	2,357	2,081

Total Current Liabilities	8,685	11,035
Long-Term Liabilities
Deferred revenue	127	123
Accrued severance pay	3,608	3,267

Total Long-Term Liabilities	3,735	3,390

Total Liabilities	12,420	14,425

Shareholders' Equity
Share capital	530	523
Additional paid-in capital	100,163	98,283
Accumulated other comprehensive loss	(2,563)	(2,559)
Accumulated deficit	(56,644)	(56,104)

Total Shareholders' Equity	41,486	40,143

Total Liabilities and Shareholders' Equity	53,906	54,568